CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$760,000	$87.10

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated June 26, 2012 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$760,000 Buffered Super TrackSM Notes due December 31, 2015 Linked to the Performance of the S&P 500® Index Global Medium-Term Notes, Series A, No. E-7328

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	June 26, 2012

Issue Date:	June 29, 2012

Final Valuation Date:	December 28, 2015*

Maturity Date:	December 31, 2015**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Maximum Return:	30.00%

Buffer Percentage:	20.00%

Periodic Amounts:	$5.00 per $1,000 principal amount Note, payable semi-annually in arrears on December 31, 2012, June 28, 2013, December 31, 2013, June 30, 2014, December 31, 2014, June 30, 2015 and the Maturity Date, subject to the following (unadjusted) business day convention.

Payment at Maturity:

•       If the Index Return is greater than 0%, you will receive (subject to our credit risk) a cash payment per $1,000 principal amount Note (in addition to the final Periodic Amount) equal to (a) $1,000 plus (b) $1,000 times the Index Return, subject to the Maximum Return on the Notes. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the Maximum Return:

$1,000 + [$1,000 × Index Return]

If the Index Return is 30.00% or more, you will receive (subject to our credit risk) a payment at maturity (in addition to the final Periodic Amount) of $1,300.00 per $1,000 principal amount Note, the maximum possible payment on the Notes.

•       If the Index Return is less than or equal to 0.00% and equal to or greater than -20.00%, you will receive (subject to our credit risk) a cash payment of $1,000 per $1,000 principal amount Note that you hold (in addition to the final Periodic Amount); and

•       If the Index Return is less than -20.00%, you will receive (subject to our credit risk) a cash payment per $1,000 principal amount Note (in addition to the final Periodic Amount) equal to (a) $1,000 plus (b) (i) $1,000 times (ii) the Index Return plus the Buffer Percentage, calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × (Index Return + 20.00%)]

If the Index declines by more than 20% from its Initial Level to the Final Level, you will lose 1% of the principal amount of your Notes for every 1% that the Index Return falls below -20.00. You may lose up to 80.00% of the principal amount of your Notes, without taking into account the Periodic Amounts. Any payment on the Notes, including payment of Periodic Amounts and any principal protection feature provided at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	1,319.99, the Index Closing Level on the Initial Valuation Date.

Final Level:	The Index Closing Level on the Final Valuation Date.

Index Closing Level:	With respect to a valuation date, the closing level of the Index published at the regular weekday close of trading on that valuation date as displayed on Bloomberg Professional® service page “SPX<Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” of the accompanying Prospectus Supplement.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738K6S5 and US06738K6S50

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	3.50%	96.50%
Total	$760,000	$26,600	$733,400

‡

Barclays Capital Inc. will receive commissions from the Issuer equal to 3.50% of the principal amount of the Notes, or $35.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 and the Index Supplement dated May 31, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the Index Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•	Index Supplement dated May 31, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. These examples do not take into account any tax consequences from investing in the Notes and are based on the following:

•	Initial Level of the Index: 1,319.99

•	Maximum Return: 30.00%

•	Buffer Percentage: 20.00%

•

Periodic Amounts: $5.00 per $1,000 principal amount Note, paid semi-annually, resulting in aggregate Periodic Amount payments of $35.00 per $1,000 principal amount Note, or 3.50% per Note, over the term of the Notes.

Final Level	Index Return	Payment at Maturity (excluding the final Periodic Amount)*	Total Return on Notes (including all Periodic Amounts)
2,639.98	100.00%	$1,300.00	33.50%
2,507.98	90.00%	$1,300.00	33.50%
2,375.98	80.00%	$1,300.00	33.50%
2,243.98	70.00%	$1,300.00	33.50%
2,111.98	60.00%	$1,300.00	33.50%
1,979.99	50.00%	$1,300.00	33.50%
1,847.99	40.00%	$1,300.00	33.50%
1,715.99	30.00%	$1,300.00	33.50%
1,649.99	25.00%	$1,250.00	28.50%
1,583.99	20.00%	$1,200.00	23.50%
1,451.99	10.00%	$1,100.00	13.50%
1,385.99	5.00%	$1,050.00	8.50%
1,352.99	2.50%	$1,025.00	6.00%
1,319.99	0.00%	$1,000.00	3.50%
1,253.99	-5.00%	$1,000.00	3.50%
1,187.99	-10.00%	$1,000.00	3.50%
1,055.99	-20.00%	$1,000.00	3.50%
923.99	-30.00%	$900.00	-6.50%
791.99	-40.00%	$800.00	-16.50%
660.00	-50.00%	$700.00	-26.50%
528.00	-60.00%	$600.00	-36.50%
396.00	-70.00%	$500.00	-46.50%
264.00	-80.00%	$400.00	-56.50%
132.00	-90.00%	$300.00	-66.50%
0.00	-100.00%	$200.00	-76.50%

*	per $1,000 principal amount Note

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Level of 1,319.99 to a Final Level of 1,385.99.

Because the Index Return of 5.00% does not exceed the Maximum Return of 30.00%, the investor receives, in addition to the final Periodic Amount, a payment at maturity of $1,050.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × 5.00%] = $1,050.00

The total return on the investment of the Notes (including return consisting of Periodic Amounts) is 8.50% (5.00% + 3.50%).

Example 2: The level of the Index decreases from an Initial Level of 1,319.99 to a Final Level of 1,187.99.

Because the Final Level of 1,187.99 is less than the Initial Level of 1,319.99 by a percentage equal to or less than the Buffer Percentage of 20.00%, the investor will receive, in addition to the final Periodic Amount, a payment at maturity of $1,000.00 per $1,000.00 principal amount Note.

The total return on the investment of the Notes (which is limited to return consisting of Periodic Amounts) is 3.50%.

Example 3: The level of the Index increases from an Initial Level of 1,319.99 to a Final Level of 1,847.99.

Because the Index Return of 40.00% exceeds the Maximum Return of 30.00%, the investor will receive, in addition to the final Periodic Amount, a payment at maturity of $1,300.00 per $1,000.00 principal amount Note, the maximum total payment on the Notes.

The total return on the investment of the Notes (including return consisting of Periodic Amounts) is 33.50% (30.00% + 3.50%).

Example 4: The level of the Index decreases from an Initial Level of 1,319.99 to a Final Level of 791.99.

Because the Final Level of 791.99 is less than the Initial Level of 1,319.99 by more than the Buffer Percentage of 20.00%, the investor will receive, in addition to the final Periodic Amount, a payment at maturity of $800.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Index Return + Buffer Percentage)]

$1,000 + [$1,000 × (-40.00% + 20.00%)] = $800.00

The total return on the investment of the Notes (including return consisting of Periodic Amounts) is -16.50% (-20.00% +3.50%).

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event with respect to the Index as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”; and

•	For a description of further adjustments that may affect the Index, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

•

Exposure to U.S. Equities of the Index—The return on the Notes is linked to the performance of the Index from the Initial Level to the Final Level. The Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Non Proprietary Indices—Equity Indices—S&P 500® Index” in the accompanying Index Supplement.

•

Payment of Periodic Amounts (Subject to Our Credit Risk)—In addition to the payment at maturity that you may receive on your Notes, as described elsewhere in this pricing supplement, you will receive (subject to our credit risk) Periodic Amounts payable on the dates set forth on the cover page of this pricing supplement. Because the Notes are our senior unsecured obligations, payment of any Periodic Amount or any amount due at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled income-bearing executory contract with respect to the Index. If your Notes are so treated, you will likely be taxed on the Periodic Amounts paid on the Notes as ordinary income in accordance with your regular method of accounting for United States federal income tax purposes, and you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time (excluding amounts attributable to any accrued but unpaid Periodic Amounts) and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

Any character mismatch arising from your inclusion of ordinary income in respect of the Periodic Amounts and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor's ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders. Barclays currently does not withhold on coupon payments to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any Annual Coupon at a 30% rate, unless you have provided to Barclays (i) a valid Internal

Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding ” in the accompanying prospectus supplement.

Additionally, the Treasury Department has issued proposed regulations under Section 871 of the Internal Revenue Code which could ultimately require us to treat all or a portion of any payment in respect of your Notes as a “dividend equivalent” payment that is subject to withholding tax at a rate of 30% (or a lower rate under an applicable treaty). You could also be required to make certain certifications in order to avoid or minimize such withholding obligations, and you could be subject to withholding (subject to your potential right to claim a refund from the IRS) if such certifications were not received or were not satisfactory. You should consult your tax advisor concerning the potential application of these regulations to payments you receive with respect to the Notes when these regulations are finalized.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds.”

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in Significant Loss—The Notes do not guarantee any return of principal. The payment, if any, at maturity of the Notes is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. If the Index declines by more than 20.00% from the Initial Level to the Final Level, you will lose 1% of the principal amount of your Notes for every 1% that the Index Return falls below -20%. You may lose up to 80% of the principal amount of your Notes, without considering the Periodic Amounts.

•

Limited Protection Only at Maturity and Only to the Extent Afforded by the Buffer Percentage—If the Index Return is negative, the payment at maturity of the Notes will depend on the extent to which the Final Level of the Index declines from the Initial Level of the Index. If the Final Level declines from the Initial Level by more than 20.00%, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the Index Return falls below -20%. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

•

Any Positive Return on the Notes Will Not Exceed the Maximum Return Plus Return Consisting of Periodic Amounts—If the Index Return is greater than 0%, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return multiplied by $1,000. Accordingly, the maximum possible payment that you may receive at maturity for your Notes, in addition to the final Periodic Amount, is $1,300.00 per $1,000 principal amount Note.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities comprising the Index would have.

•

The Payment at Maturity of Your Notes (Excluding the Final Periodic Amount) is Not Based on the Level of the Index at Any Time Other than the Index Closing Level on the Final Valuation Date—The Final Level of the Index will be based solely on the Index Closing Level on the Final Valuation Date. Therefore, if the level of the Index drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Index prior to such drop.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed the payments you receive on the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income at a rate that may exceed the payments you receive on the Notes. The outcome of this process is uncertain. In addition, any character mismatch arising from your inclusion of ordinary income in respect of the Periodic Amounts and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. You should consult your tax advisor as to the possible tax consequences of investing in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	the supply and demand for the Notes;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index Closing Level from January 2, 2004 through June 26, 2012. The Index Closing Level on June 26, 2012 was 1,319.99.

We obtained the Index Closing Levels below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent will commit to take and pay for all of the Notes, if any are taken.